U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
Under Section 12(g) of
The Securities Exchange Act of 1934

PRO-ACTIVE SOLUTIONS, INC.

(Name of Small Business Issuer in its charter)

Nevada	88-0496645

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6767 W. Tropicana Avenue, Suite 207 Las Vegas, Nevada	89103-4754

(Address of principal executive offices)	(Zip code)

Issuer’s telephone number: (702) 248-1047

Securities to be registered pursuant to Section 12(b) of the Act:

none

Securities to be registered pursuant to Section 12(g) of the Act:

$.001 Common Stock

(Title of Class)

		Page

PART I

Item 1.	Description of Business	3

Item 2.	Plan of Operation	11

Item 3.	Description of Property	19

Item 4.	Security Ownership of Certain Beneficial Owners and Management	20

Item 5.	Directors, Executive Officers, Promoters and Control Persons	21

Item 6.	Executive Compensation	23

Item 7.	Certain Relationships and Related Transactions	24

Item 8.	Description of Securities	24

PART II

Item 1.	Market for Common Equities and Related Stockholder Matters	25

Item 2.	Legal Proceedings	27

Item 3.	Changes in and Disagreements with Accountants	27

Item 4.	Recent Sales of Unregistered Securities	28

Item 5.	Indemnification of Directors and Officers	30

PART F/S

	Financial Statements	33

PART III

Item 1.	Index to Exhibits	31

	Signatures	32

2.

PART I

Item 1.     Description of Business

Our Company.

     We were incorporated under the laws of the State of Nevada on January 14, 2000 under the name of Pro-Active Solutions, Inc. Our principal executive offices are located at 6767 West Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103-4754. Our telephone number is (702) 248-1027.

     Your attention is specifically called to the risk factors beginning on page 4, Item 2. Plan of Operation and the detailed information with the financial statements and the explanatory notes which appear elsewhere in this Form 10-SB.

Our Business.

     We are a service organization and we collect a selling commission for referring customers who purchase Verio, Inc.’s (“Verio”) domain registration services, web hosting services and e-commerce services.

     We have an agreement with Verio wherein we have been appointed as a non-exclusive authorized sales representative in the United States to solicit sales of Verio’s services. These services include various domain registration services, web hosting services and e-commerce services. We are an independent contractor and we participate in what is known as Verio’s Web Agent Referral Program (“WARP Program”). We make residual income for referring business to Verio. Our agreement commenced as of May 22, 2001 and remains in effect for two years unless terminated pursuant to the provisions of the agreement. We may request up to three one year extensions of the agreement. Verio provides us with a co-branded web page that we customize with our own introductory text and banner.

     Our web site is at http://www.pro-active-solutions.com. Our web site and its contents do not form a part of this Form 10-SB.

     We can direct our customers to visit our web site to place orders or we can place orders on behalf of our customers or visitors can access our web site which allows them to place orders directly. The visitors are tracked through our web site so when a visitor places an order on our page, we receive a commission for the sale after the customer makes payment to Verio.

3.

     Although we consider our web site “under construction,” the web site is available to be accessed on the world wide web. We have defined “under construction” to mean that we intended to make substantive changes or improvements to the web site.

Verio.

     Verio is a large web hosting company and a provider of comprehensive internet services. Although potential customers could go directly to Verio (or any other third party) provider of domain registration services, web hosting services and e-commerce services, we believe that the so-called low end, entry level services which we market, through Verio’s web agent referral program (“WARP”), constitutes a less competitive niche wherein we may be able to achieve residual income for referring customers to Verio through the use of a user friendly web site.

Risk Factors.

     In addition to the other information in this Form 10-SB, the following risk factors should be considered carefully in evaluating our business or before purchasing any of our shares of common stock. Ownership of our common stock is speculative and involves a lot of risks.

1.	An investment in our shares of common stock involves a high degree of risk and you may lose your entire investment.

     We have no operating history nor have we received any revenues or earnings from operations. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until we have generated substantial revenues from customers registering domain names and/or utilizing web hosting services.

2.	Unless we obtain loans or additional funding, we may not be able to continue as a going concern.

     Our auditor’s going concern opinion and the notation in the financial statements indicate that we do not have significant cash or other material assets and that we are relying on advances from shareholders, officers and directors to meet limited operating expenses. Our financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might result should we be unable to continue as a going concern. Our loss from inception through November 31, 2001 is $3,404.

     Without the implementation of any marketing plan, our current “burn rate” is less than $80 per month. Upon implementation of our marketing plan, we expect that our “burn

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rate” will increase to approximately $800 per month. Not to exceed $500 per month will be expended for the strategic listing of our web site with major search engines. The balance will be utilized in connection with establishing reciprocal click-through agreements with complimentary web site and for the expenses of having us comply with the federal securities laws. The officers and directors have agreed to fund our “burn rate,” pay all expenses of having us comply with the federal securities laws (and being a public company) and have orally agreed to extend, if required, a “line of credit” in the amount of $10,000, without interest, to implement our marketing plan. The line of credit will expire on August 31, 2002. As of the date hereof, no funds have been drawn down on the line of credit. These agreements may not be enforceable.

     If we do not secure the loans (or raise additional capital if the loans are not forthcoming), we may not be successful.

3.	We currently commenced business operations and have no current operating history which makes an evaluation of us difficult.

     We have no operating history and we did not have any business prior to our organization. As of November 30, 2001, we had incurred losses and we expect losses to continue. There is nothing at this time on which to base an assumption that our business plan will prove successful, and there is no assurance that we will be able to operate profitably.

4.	Our success is dependent on management which has other full time employment, has limited experience and will only devote limited part time working for us which makes our future even more uncertain.

     As compared to many other public companies, we do not have any depth of managerial and technical personnel. Our management has no experience with the domain registration and web hosting business. Furthermore, our officers and directors will not be employed by us as they are involved with other businesses and have other interests which could give rise to conflicts of interest with respect to the business of and the amount of time devoted to our business.

5.	In addition to having no full time management and lack of experience in the domain registration and web hosting business, if we lose Anita T. Panganiban, our business would be impaired.

     Our success is heavily dependent upon the continued participation of our president, Anita T. Panganiban. Loss of her services could have a material adverse effect upon our business

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development. We do not maintain “key person” life insurance on Anita T. Panganiban’s life. We do not have a written employment agreement with Anita T. Panganiban. There can be no assurance that we will be able to recruit or retain other qualified personnel, should it be necessary to do so.

6.	Our officers and directors are the principal shareholders and will be able to approve all corporate actions without shareholder consent and will control our Company.

     Our principal shareholders Anita T. Panganiban, Carol Suzanne Collins and Robert Lee Collins currently own approximately 65.9% of our common stock. They will have significant influence over all matters requiring approval by our shareholders, but not requiring the approval of the minority shareholders. In addition, they are directors and will be able to elect all of the members of our board of directors, allowing them to exercise significant control of our affairs and management. In addition, they may transact most corporate matters requiring shareholder approval by written consent, without a duly-noticed and duly-held meeting of shareholders.

7.	We face competition from other entities providing services similar to ours; accordingly, we may not be able to compete effectively with other selling organizations and with other entities providing services similar to ours.

     We face competition from many entities providing services similar to ours. The market for the providing of domain registration and web service hosting is extremely competitive, highly fragmented, and has no substantial barriers to entry. Verio is also a direct competitor of ours. Our unproven market strategy will include the strategic listing of our web site with major search engines so our customers can find us and will include reciprocal click-through agreements with complementary web sites who may refer customers to our web site. Although we are reliant upon Anita T. Panganiban, our president, for implementing our marketing strategy, the limited part-time contribution of her time may not be sufficient for us to implement our marketing strategy. Domain registration services supplied by competitors are substantially identical in nature but web hosting services can be more specialized.

     There can be no assurance that we will be able to compete effectively in this highly competitive industry, which could have a material impact upon market acceptance of our services.

6.

8.	Our plan of operation may incorporate estimates rather than actual figures. Our plan of operation and the implementation of our plan of operation assume that our estimates are correct, however, the actual results may differ materially and adversely when the actual figures are determined.

     The discussion of our plan of operation is management’s best estimate and analysis of the potential market, opportunities and difficulties that we face. There can be no assurances that the underlying assumptions accurately reflect our opportunities and potential for success. Competitive and economic forces make forecasting of revenues and costs difficult and unpredictable.

9.	You will receive no dividends on your investment.

     We have never paid dividends. We do not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our board of directors’ discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents we may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

10.	If we issue future shares, present investors’ per share value will be diluted.

     We are authorized to issue a maximum of 25,000,000 shares of common shares. As of December 31, 2001, there were 2,200,000 shares issued and outstanding. The board of directors’ authority to issue common stock without shareholder consent may dilute the value of your common stock.

11.	Our common stock may never be public traded and you may have no ability to sell the shares.

     Our stock has been cleared for unpriced quotation on the Pink Sheets LLC “pink sheets.” There has been no trades or prices entered in the so-called “pink sheets.” The symbol is PAVS. We plan to seek a listing on the Over The Counter (“OTC”) Bulletin Board once this Form 10-SB has cleared comments.

     There can be no assurance that a market for our common stock will be established or that, if established, a market will be sustained. Therefore, if you purchase our common stock you may be unable to sell them. Accordingly, you should be able to bear the financial risk of losing your entire investment.

7.

     Only market makers can apply to quote securities. Market makers who desire to initiate quotations in the OTC Bulletin Board system must complete an application (Form 211) (unless and exemption is applicable) and by doing so, will have to represent that it has satisfied all applicable requirements of the Securities and Exchange Commission Rule 15c2-11 and the filing and information requirements promulgated under the National Association of Securities Dealers’ (“NASD”) Bylaws. The OTC Bulletin Board will not charge us with a fee for being quoted on the service. NASD rules prohibit market makers from accepting any remuneration in return for quoting issuers’ securities on the OTC Bulletin Board or any similar medium. This Form 10-SB, once effective, will subject us to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, as such, we may be deemed compliant with Rule 15c2-11. The NASD Regulation, Inc. will review the market maker’s application (unless and exemption is applicable) and if cleared, it cannot be assumed by any investor that any federal, state or self-regulatory requirements other than certain NASD rules and Rule 15c2-11 have been considered by the NASD Regulation, Inc. Furthermore, the clearance should not construed by any investor as indicating that the NASD Regulation, Inc., the Securities and Exchange Commission or any state securities commission has passed upon the accuracy or adequacy of the documents contained in the submission.

     The OTC Bulletin Board is a market maker or dealer-driven system offering quotation and trading reporting capabilities — a regulated quotation service - that displays real-time quotes, last-sale prices, and volume information in OTC equity securities. The OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchanges. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting market makers or dealers in stocks.

     There is no assurance that our common stock will be able to meet the requirements for a price quotation in the so-called “pink sheets” or that the common stock will be accepted for listing on the OTC Bulletin Board.

12.	If our common stock does not meet blue sky resale requirements, certain shareholders may be unable to resell our common stock.

     The resale of common stock must meet the blue sky resale requirements in the states in which the proposed purchasers reside. If we are unable to qualify the common stock and there is no exemption from qualification in certain states, the holders of the common stock or the purchasers of the common stock may be unable to sell them.

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13.	Our shareholders may face significant restrictions on the resale of our common stock due to state “blue sky” laws.

     There are state regulations that may adversely affect the transferability of our common stock. We have not registered our common stock for resale under the securities or “blue sky” laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. We are under no obligation to register or qualify our common stock in any state or to advise the shareholders of any exemptions.

     Current shareholders, and person who desire to purchase the common stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the common stock.

     Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by “blank check” companies or in “blind-pool” offerings, or if such securities represent “cheap stock” previously issued to promoters or others. We are not a “blank check” or “blind pool” company. Our initial shareholders, because they originally paid $.10 for each share, may be deemed to hold “cheap stock.” These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

     (a)  Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

     (b)  Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

     (c)  Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

     (d)  Not eligible for the “solicitations of interest” exception to securities registration requirements available in many states;

     (e)  Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

     Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting

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the sale or resale of stock of blank check companies or securities sold in “blind pool” offerings or “cheap stock” issued to promoters or others. Specific limitations on such offerings have been adopted in:

Alaska Arkansas California Delaware Florida Georgia Idaho Indiana Nebraska	Nevada New Mexico Ohio Oklahoma Oregon Pennsylvania Rhode Island South Carolina South Dakota	Tennessee Texas Utah Vermont Washington

     Any secondary trading market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or where the shares have been registered.

14.	Our common stock may be subject to significant restriction on resale due to federal penny stock restrictions.

     The Securities and Exchange Commission has adopted rules that regulate broker or dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker or dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The penny stock rules also require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

     These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for our stock that becomes subject to the penny stock rules, and accordingly, shareholders of our common stock may find it difficult to sell their securities, if at all.

10.

Item 2.     Plan of Operation

     The discussion contained in this Form 10-SB contains “forward-looking statements” that involve risk and uncertainties. These statements may be identified by the use of terminology such as “believes,” “expects,” “may,” “will,” “should” or anticipates” or expressing this terminology negatively or similar expressions or by discussions of strategy. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. Our actual results could differ materially from those discussed in this document.

     Important factors that could cause or contribute to such differences include those discussed under the caption entitled “Risk Factors,” as well as those discussed elsewhere in this Form 10-SB.

Business Development.

     Upon formation and initial funding, we commenced our development plan and began investigating the availability of third party services for domain registration and web hosting services. We had originally contemplated using the domain name registration services and web site hosting services of Verio with the transactions monitored by LinkShare, a company which would have monitored traffic, generated traffic and sales reports, and issued commission checks directly to us for domain names registered and/or for web site hosting services. The commission payments were to be made by Verio after they audit our sales reports received by Verio from LinkShare. Verio registers the domain name and/or sets up the web hosting account and bills the customer. LinkShare would have tracked the visitors purchasing Verio’s services through our web site and pay us for the resulting sales and provide us with reports to track all of the referral fees we earn.

     We currently have a web site which we consider to be “under construction.” Although we have defined “under construction” to mean that we intend to make substantive changes or improvements to the web site, the web site can be accessed by visitors through the world wide web. We own the domain name investmentagents.net and we will further develop this web site with the services relating to the domain registration and web hosting.

     We intend to enhance our “under construction” website and we intend to offer additional Verio products, if and when available, to meet potential customers changing requirements. We have no current plans, commitments or understandings to acquire or merge with any other company.

11.

Principal Services.

     We are a selling organization and we collect a commission for referring qualified clients interested in securing Verio’s services. On May 22, 2001, we entered into an agreement with Verio wherein we have been appointed as a non-exclusive authorized sales representative in the United States to solicit sales of Verio’s services. These services include various domain registration services, web hosting services and e-commerce services. The agreement commenced as of May 22, 2001 and shall remain in effect for two years unless terminated pursuant to the provisions of the agreement. We may request up to three one year extensions of the agreement provided we make each such extension request in writing not more than 180 days and not less than 90 days before the expiration of the then current term. We are an independent contractor and we participate in what is known as Verio’s Web Agent Referral Program (“WARP Program”). We make residual income for referring business to Verio. We start by earning 20% of revenue collected from each and every customer that signs up for web hosting services and can increase up to 30% when we have signed up in excess of 200 accounts. Verio provides us with a co-branded web page that we customize with our own introductory text and banner.

     Our web site is at http://www.pro-activesolutioninc.com (our web site and its contents, do not form any part of this prospectus).

     Our Internet Provider’s address is 168.143.140.66 and our domain address at Verio is http://www.pro-activesolutioninc.v-warp.com/ (this web site and its linked contents do not form any part of this Form 10-SB).

     We can direct our customers to visit our web site to place orders or we can place orders on behalf of our customers (directly or through our sales representatives at Verio) or visitors can access our web site which allows them to place orders directly. The visitors are tracked through our site using cookies (defined as a mechanism which server side connections can use to both store and retrieve information on the client side of the connection) so when a tracked visitor places an order on our page, we receive a commission for the sale. We will be paid six times a year, every other month, and we will be mailed a commission check for collected revenues on the accounts that we sign up during the previous period. The commissions are paid on collected revenues and, we have been informed by Verio, that due to invoice processing procedures, invoices may take three to five days to complete processing. If the processing procedure occurs at the end of the cycle, we will receive the commission in the following cycle.

12.

     In order for us to receive credit for a sale, our visitors to the co-branded site must have a so-called java script and cookie enabled browser. Substantially all of the browser’s currently used are java script enabled and cookie enabled. All Netscape Navigator 3.0 or higher or Internet Explorer 3.0 or higher are java script and cookie enabled. If a visitor cannot or does not accept the tracking cookie, we will not be able to track the visitor and we will not be credited for the sale. We do not anticipate this occurring in many instances.

     We have established an email account at our domain and the email messages sent to our domain will be forwarded to the officers and directors. Verio and we have a firm policy against the transmission of unsolicited email (“spamming”).

     We also have the ability to review the web usage statistics located on the Verio server. Verio has provided us with a sales representative who will assist us and our customers with all of the services that we provide. We believe that Verio’s various hosting services are priced competitively with other providers of similar services as of the date hereof. However, pursuant to our agreement with Verio, they have the right to amend their service offerings and ad, delete, suspend or modify the terms and conditions of those services, at any time and from time to time, and to determine whether and when any such changes apply to both existing or future customers. Any changes may have an adverse effect upon our customers continuing to place orders with Verio. We may not at any time provide any billing arrangement or payment on behalf of our customers and Verio will not pay a commission to us in the event that a customer orders services directly from Verio’s web site without first linking from our storefront web site.

     We currently provide domain name registration wherein the customer will secure a domain name, be supplied with a free “welcome” page and receive unlimited mail forwarding to a default address. In addition, we have a domain pointer plan wherein the name and page will indicate “under construction” until such time as the customer points the person accessing the web site to another specific page.

     In addition, Verio has a series of various web hosting plans at various costs, as low as $24.95 per month with a $50.00 set up fee to very expensive web hosting plans. We believe that the typical person who will utilize our services will be interested in a cost of not to exceed $100.00 per month with $100.00 set up fee. The ExpresStart Plan costs $24.95 per month with a $50.00 set up fee. This plan provides for the customer to have seven web pages, ten megabytes of diskspace, ten email accounts, 20 email forwarding locations and one autoresponder. The Bronze Plan costs $24.95 per month with a $50.00 set up fee. This Plan provides five gigabytes of monthly data transfer, 100 megabytes of diskspace and ten configureable email accounts. The Silver Plan costs $29.95 per month plus $50.00 set up fee.

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This Plan consists of 7.5 gigabytes of monthly data transfer, 150 megabytes of diskspace and 20 configureable email accounts. The Gold Plan costs $99.95 per month plus $50.00 set up fee. This Plan provides 10 gigabytes of monthly data transfer, 200 megabytes disk space (enough room for video, auto, multimedia presentations and related computer so-called “bells and whistles”) and 30 configureable email accounts. The Company also has a Silver Plan Windows 2000® which costs $49.95 per month and $50 set up fee. This Plan consists of 7.5 gigabytes of monthly data transfer, 150 megabyte disk space and 20 configureable email accounts. The Gold Plan Windows 2000® costs $99.95 per month plus $100.00 set up fee. This Plan consists of 10 gigabytes of monthly data transfer, 200 megabyte disk space (enough room for video, auto, multimedia presentations and related computer so-called “bells and whistles”) and 30 configureable email accounts. As it relates to the Windows 2000® Plans, the customer is able to use the account control panel and uses his or her own software to build and publish the site.

     In connection with the transactions with Verio, Verio provides our customers with daily backups, UPS power backup, diesel backup generator, 24 hour, seven day a week network monitoring provided by Verio. Further, Verio guarantees our customers a 99 percent up time with refunds for times less than 99%.

     Although Verio has other services for which we may earn a commission (e-commerce hosting plans), we will work with Verio to register the domain name, set up the customers web hosting account and bill and maintain the web site for a low monthly price selected for the hosting plan so that the customer will be able to build its business while Verio builds the web site.

     We have no products and other service than set forth above. We currently have no other services announced or planned to be announced to the public.

Distribution.

     We deliver our services through our web site. We have the domain name www.pro-active-solutions.com and Verio is our Internet service provider and web site developer. Except for Verio, we have not and do not intend to formulate any other relationships for the hosting, development or maintenance of a web site.

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Competitive Business Conditions.

     We will remain an insignificant player among the firms that engage in selling domain name registration services and web site hosting services. There are many established Internet companies which provide these services, ancillary to their regular services, and there are many established domain name registration companies and web site hosting companies which have significantly greater financial and personal resources and technical expertise than we have. The WARP Program from Verio is available to other entities. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to other selling organizations and those services which directly register domain names and those companies which provide web site hosting services.

     In addition, we will face competition from other entities providing services similar to ours. We will face intense competition in all aspects of the internet business. The market for the providing of domain registration and web service hosting is extremely competitive and highly fragmented. There are no substantial barriers to entry and we expect that competition will continue to intensify. The primary competitive factors determining success in this market are a reputation for reliability and service, effective customer support, and pricing. Our affiliate sales relationship with Verio will assist us in competing. However, our competition may offer convenience and customer service superior to ours. In addition, these companies may have better marketing and distribution channels.

Verio.

     Verio is a large web hosting company and a provider of comprehensive internet services. It has more than 4,000 resellers in the United States, more than 170 in other countries, all of which may compete with us. Verio has preferential marketing agreements with other internet online companies, provides private label and co-branded distribution relationships with telecommunications companies and also has in-house telemarketing operations. While basic internet access and web hosting services constitute the predominate services offered by Verio, Verio’s focus is on the so-called “enhanced services,” what is deemed to be the fastest growing segment of the internet services market. As business users of the internet adopt enhanced services, they also require additional bandwith and web site functionality to support their expanded use of the internet.

     Although potential customers could go directly to Verio (or any other third party) provider of domain registration services, web hosting services and e-commerce services, we believe that the so-called low end, entry level services which we

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market, through Verio’s web agent referral program, constitutes a less competitive niche wherein we may be able to achieve residual income for referring customers to Verio through the use of a user friendly web site. Verio’s large existing customer base and strong, balance position in both the internet access and web hosting service platforms gives Verio a competitive edge in offering its services which include applications hosting, e-commerce, premier data centers, managed services, co-location and security products.

Customer Base.

     We have had limited visitors to our web site and we have not received any revenues from any customers who have paid Verio. If we are not able to establish a customer base in the future, we will not be profitable.

     In order to establish a customer base and to be competitive in providing domain registration services and web hosting services, we will need to implement our marketing strategy to the potential customer who desires to register his domain and have available low cost web site hosting services. Our success depends upon our ability to strategically list our web site with search engines and establish reciprocal click-through agreements with other web sites at an acceptable cost with what we hope to have as our user friendly website. Although our competition will be “bundling” additional internet, networking and e-commerce services, because they target larger well established businesses, we believe that there are many potential customers who are interested only in domain registration and low cost web site hosting services, or either. Although we believe that our plan of operation is feasible, we cannot assure you that we will be able to properly market our services or that our anticipated niche in domain registration and web site hosting service is viable.

Sources and Availability of Raw Materials.

     We have no raw materials or suppliers.

Intellectual Property.

     We do not have any trademarks, patents, licenses, royalty agreements, or other proprietary interest.

Governmental Regulation Issues.

     We are not now affected by direct government regulation, generally and laws or regulations directly applicable to access to or commerce on the Internet.

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     However, due to increasing usage of the Internet, a number of laws and regulations may be adopted relating to the Internet, covering user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development for Internet commerce may prompt more stringent consumer protection laws imposing additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for Internet services and increase the cost of doing business on the Internet. These factors may have an adverse effect on our business, results of operations and financial condition.

     Moreover, the interpretation of sales, tax, libel and personal privacy laws applied to Internet commerce is uncertain and unresolved. We may be required to qualify to do business as a foreign corporation in each such state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

Research and Development.

     Other than our initial web site development, we have not undergone any research and development activity.

Environmental Law Compliance.

     We do not anticipate any environmental compliance expense.

Employees.

     We currently have one employee, Anita T. Panganiban, our president and director, who works for our Company part-time without compensation. We have no employment contracts and our employee is not a union member or affected by labor contracts. We have a sales representative, supplied by Verio at their cost and expense to assist customers, at no cost or expense to the Company.

     We are a development stage company without operations or revenues. We may be unable to satisfy cash requirements without management’s financial support. We anticipate that we will meet our cash requirements for the foreseeable future through the financial support of our management. Management’s financial accommodations will be evidenced by non-interest

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bearing promissory notes between our company and management. No promissory notes are currently in effect. We have not determined the amount of funds that will be necessary for management to contribute at this time.

     Over the next twelve months, we plan to market our web site and we will do domain registration and web hosting sales. We will require additional funds to market our web site. Our cost of maintaining the web site, without any marketing costs and expense, should not exceed the sum of $80.00 per month. We are obligated through May 21, 2002 to Verio in connection with this expense. The officers and directors have agreed to fund our “burn rate,” pay expenses of having us comply with the federal securities laws (and being a public company) and have orally agreed to extend, if required, a “line of credit” in the amount of $10,000, without interest, to implement our marketing plan. Upon implementation of our marketing plan, we expect that our “burn rate” will increase to approximately $800 per month. Not to exceed $500 per month will be expended for maintaining our web site and for the strategic listing of our web site with major search engines. The balance of approximately $300 will be utilized in connection with establishing reciprocal click-through agreements with complementary web site and for the expenses of having us comply with the federal securities laws. The line of credit will expire on May 31, 2002. Today, no funds have been drawn down on the line of credit. These agreements may not be enforceable. There is no assurance that we will be able to obtain financing for our business development. If adequate funds are not available to us, we believe that our business development will be adversely affected.

     Our objective will be to market the web site upon full completion of its development — after we feel it is no longer “under construction.” This marketing strategy is subject to our having sufficient funding to carry out our plan which will include the following elements:

A.	Strategic listing of our web site with major search engines in order to increase the visibility of our web site when users enter applicable keywords, such as “domain registration” and “web site hosting,” with major search engines. We believe that many of the people looking for information concerning domain registration and web site hosting will enter those keywords with major search engines in order to find relevant web sites. Our objective will be to ensure that our site is frequently cited by major search engines when these keywords are searched; and

B.	Reciprocal click-through agreements with

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complementary web sites who are prepared to allow us to place links to our web site on their web sites in consideration for us permitting a reciprocal link to their web site on our web site.

     The exact nature of our marketing plan will depend on a number of factors, including the availability of funds to implement our marketing plan and internet marketing conditions and practices at the time we complete development of our web site. We may pursue different marketing strategies from the marketing strategies listed above.

     Until such time as we market our web site, if ever, we may not have revenues from our operations. We anticipate that if our web site is properly marketed, we will generate revenues from the sale of domain registration and web hosting sales. There is no assurance that we will be successful in selling our services on our web site. We have no other sources of revenue. As such, if we are not successful in this regard, we will be unable to achieve revenues under our current business plan.

     We do not anticipate significant research and development expenses over the next twelve months. We do not expect to purchase or sell any plant and significant equipment or make any significant changes in the number of employees over the next twelve months.

Financial Condition.

     We currently have cash of approximately $8,500 and $11,925 in prepaid expenses which constitutes our total assets. We have no other liquid current assets and we have received no revenue from operations. Our web site has been accessed by visitors and we may have sales pending. Our loss from inception through November 30, 2001 is $3,404. Without the implementation of any marketing plan, our current “burn rate” is less than $80 per month. Upon implementation of our marketing plan, we expect that our “burn rate” will increase to approximately $800 per month. Not to exceed $500 per month will be expended for maintaining our web site and for the strategic listing of our web site with major search engines. The balance of approximately $300 will be utilized in connection with establishing reciprocal click-through agreements with complementary web site and for the expenses of having us comply with the federal securities laws.

Item 3.     Description of Property

     Our executive offices are located at 6767 West Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103-4754 where we occupy space supplied by our registered agent. The space is approximately 200 square feet total, of which we occupy a small

19.

portion without charge. We feel that this space is adequate for our needs at this time, and we feel that we will be able to locate adequate space in the future, if needed, on commercially reasonable terms.

Item 4.     Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners.

     The following table sets forth the security and beneficial ownership for each class of equity securities of the Company for any person who is known to be the beneficial owner of more than five (5%) percent of our Company.

	Name and	Amount and
	Address of	Nature of
	Beneficial	Beneficial	Percent
Title of Class	Owner	Owner	of Class

Common	Anita T. Panganiban 6994 27th Street Riverside, CA 92509	550,000	25.0%

Common	Carol Suzanne Collins 13743 San Antonio Ave. Chino, CA 91710	550,000	25.0%

Common	Robert Lee Collins 13743 San Antonio Ave. Chino, CA 91710	350,000	15.9%

Common	All Officers and Directors as a Group (three [3] individuals)	1,450,000	65.9%

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Security Ownership of Management.

     The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all directors and officers of our Company.

	Name and	Amount and
	Address of	Nature of
	Beneficial	Beneficial	Percent
Title of Class	Owner	Owner	of Class

Common	Anita T. Panganiban 6994 27th Street Riverside, CA 92509	550,000	25.0%

Common	Carol Suzanne Collins 13743 San Antonio Ave. Chino, CA 91710	550,000	25.0%

Common	Robert Lee Collins 13743 San Antonio Ave. Chino, CA 91710	350,000	15.9%

Common	All Officers and Directors as a Group (three [3] individuals)	1,450,000	65.9%

Item 5.     Directors, Executive Officers, Promoters and Control Persons

Officers and Directors.

     The following table sets forth the name, address and position of each of our executive officers and directors as of the date hereof:

Name	Position

Anita T. Panganiban 6994 27th Street Riverside, CA 92509	President/Director

Carol Suzanne Collins 13743 San Antonio Ave. Chino, CA 91710	Secretary/Treasurer/ Director

Robert Lee Collins 13743 San Antonio Ave. Chino, CA 91710	Director

21.

     The principal occupation and business experience during the last five years for each of our present directors and executive officers are as follows:

     Anita T. Panganiban

     From 1993 to the present, Ms. Panganiban has been the District Supervisor for Lablex, Inc. Ms. Panganiban is responsible for sales, marketing and distribution of clothing labels in the Southern California region. Lablex, Inc. produces and distributes labels for clothing manufactures worldwide.

     Carol Suzanne Collins

     From 1986 to the present, Ms. Collins has been the Co-Owner/Office Manager for Collins Industries, Inc. Ms. Collins is responsible for daily administrative and financial functions of a family owned machine shop and precision tooling business.

     Robert Lee Collins

     From 1986 to the present, Mr. Collins has been the Co-Owner/Operations Manager for Collins Industries. Mr. Collins is responsible for sales, manufacturing and production functions of a family owned machine shop and precision tooling business.

     Our officers and directors may be deemed parents and promoters as those terms are defined by the Securities Act of 1933, as amended. All directors hold office until the next annual shareholders’ meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Our officers serve at the will of the Board of Directors.

     Conflicts of Interest.

     Our management is associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as our officers and directors. Insofar as the officers and directors are engaged in other business activities, we anticipate they will devote only a minor amount of time to our affairs.

     Our officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by us. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on our behalf or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals

22.

in the performance of their duties or otherwise. We do not currently have a right of first refusal pertaining to opportunities that come to management’s attention insofar as such opportunities may relate to the Company’s proposed business operations.

     Our officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by our plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we and the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy with respect to such transactions.

Item 6.     Executive Compensation

     No executive compensation has been paid since our inception. We have paid no compensation or consulting fees to any of our officers or directors and we are not a party to any employment agreements. We have made no advances and no advances are contemplated to be made by us to any of our officers or directors. We have no retirement, pension, profit sharing or stock option plans or insurance or medical reimbursement plans covering our officers and directors and we do not contemplate implementing any such plans. On March 5, 2000, Anita T. Panganiban was appointed as our president, along with the other officers. Although each of the officers are technically employees, except for Anita T. Panganiban, none of the officers spent more than two hours per month developing our business. No value has been assigned to any of the services performed by our officers (employees) and no compensation will be awarded to, earned by, or paid to these officers. Anita T. Panganiban is now the only officer who serves as an employee and is the only person who provides services to us in connection with the implementation of our plan of operation. We do contemplate, however, that any officer and director will be entitled to reimbursement for out of pocket expenditures for activities on our behalf. There are no transactions between us and any third party wherein the purpose of the transaction is to furnish compensation to any of our officers and directors. We do not anticipate any compensation to be paid to any officer and director for the fiscal year ended May 31, 2002.

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Item 7.     Certain Relationships and Related Transactions

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

     Anita T. Panganiban has agreed to provide the necessary funds, without interest, for the Company to comply with the Securities Exchange Act of 1934, as amended, provided that she is an officer and director of the Company when the obligation is incurred. All advances are interest-free.

Item 8.     Description of Securities

     The following description is a summary and is qualified in its entirety by the provisions of our articles of incorporation and bylaws, copies of which have been filed as exhibits to this Form 10-SB.

Common Stock.

     We are authorized to issue 25,000,000 shares of common stock $.001 par value. As of December 31, 2001, there were 2,200,000 common shares issued and outstanding. All shares of common stock outstanding are validly issued, fully paid and non-assessable.

Voting Rights.

     Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

     Section 2115 of the California General Corporation law, however, provides that a corporation incorporated under the laws of a jurisdiction other than California, but which has more than one-half of its “outstanding voting securities” and which has a majority of its property, payroll and sales in California, based on the factors used in determining its income allocable to California on its franchise tax returns, may be required to provide cumulative voting until such time as the Company has its shares listed on certain national securities exchanges, or designated as a national market security on NASDAQ (subject to certain limitations). Accordingly, holders of the our common

24.

stock may be entitled to one vote for each share of common stock held and may have cumulative voting rights in the election of directors. This means that holders are entitled to one vote for each share of common stock held, multiplied by the number of directors to be elected, and the holder may cast all such votes for a single director, or may distribute them among any number of all of the directors to be elected.

     Our existing directors who are also shareholders, acting in harmony, will be able to elect all of the members of our board of directors even if Section 2115 is applicable.

Dividend Policy.

     All shares of common stock are entitled to participate proportionally in dividends if our board of directors declares them out of the funds legally available and subordinate to the rights, if any, of the holders of outstanding shares of preferred stock. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Miscellaneous Rights and Provisions.

     Holders of common stock have no preemptive or other subscription rights, conversion rights or rights of redemption. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities.

PART II

Item 1.     Market for Common Equities and Related Stockholder Matters

Market Price.

     Our stock has been cleared for unpriced quotation on the Pink Sheets LLC “pink sheets.” There has been no trades or prices entered in the so-called “pink sheets.” Our symbol is PAVS. We intend to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company’s securities traded on the OTC Bulletin Board System. Bulletin Board once

25.

this Form 10-SB has cleared comments. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a “penny stock,” for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person’s account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

     For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market

26.

capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

Shareholders.

     As of December 31, 2001, there were 25 holders of record of our common stock.

Dividends.

     We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as the board of directors deems relevant.

Transfer Agent.

     Our transfer agent is:

Pacific Stock Transfer Company 500 E. Warm Springs, Suite 240 Las Vegas, Nevada 89119 (702) 361-3033 (702) 433-1979 (fax)

CUSIP Number.

     Our CUSIP number is 74268L 10 5

Item 2.     Legal Proceedings

     There is no litigation pending or threatened by or against us.

Item 3.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

     We have not changed accountants since our formation and we have no disagreements with the findings of our accountant.

27.

Item 4.     Recent Sales of Unregistered Securities

Securities sold.

     We have sold and issued our securities during the three year period preceding the date of this Form 10-SB. On or about March 5, 2000, we authorized the sale and issuance for cash of all of the shares that are currently outstanding. Our Treasurer acknowledged receipt of the full consideration for the shares on or about March 5, 2000 and the certificates evidencing said shares were executed and delivered on or about March 5, 2000. The following are the names of 25 issuees and the number of shares purchased by each of them.

Name	Number of Shares

Anita T. Panganiban	550,000
Carol Suzanne Collins	550,000
Robert Lee Collins	350,000
Bonita R. Alvarez	10,000
Ramon Robert Acha	25,000
Denise E. Cordova	100,000
Brian Evans	25,000
Elizabeth Evans	10,000
David Phillipson	10,000
Terri J. Russo	25,000
Timothy Stephan Shellans	10,000
Pamela Ray Stinson	10,000
David W. Wiedeman	100,000
Tricia A. Willis	100,000
Joseph H. Pananiban	10,000
Leigh Ann Miller	25,000
Larry Worlitz	100,000
Gary W. Koeberl	100,000
Deborah J. Koeberl	100,000
Mary Jo O’Dear	10,000
David Henry O’Dear	10,000
Loretta A. Inglish	10,000
Laree E. Jones	10,000
Grace M. Jones	10,000
Charles L. Jones	10,000

2,200,000

     Each of our shareholders have owned the shares of common stock since March 5, 2000. No additional shares have been sold or issued.

     All of our shares of Common Stock have been issued for investment purposes in a “private transaction” and are “restricted” shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for

28.

public sale except under Rule 144, or otherwise, pursuant to said Act.

     In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

(1)	Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

(2)	When restricted securities are sold, generally there must be a one-year holding period.

(3)	When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

(4)	Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers’ transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a “market maker” as that term is defined in Section 3(a)(38) of the 1934 Act.

(5)	Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

(6)	There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

Underwriters and Other Purchasers.

     There was no underwriters in connection with the sale and issuance of any securities.

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Consideration.

     Each of the shares of common stock were originally sold for cash. Each shareholder paid $.10 per share for the shares, we sold and issued 2,200,000 shares and the aggregate consideration received by us was $22,000.00.

Exemption from Registration Relied Upon.

     The sale and issuance of the shares of common stock was exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) as a transaction not involving a public offering. Each of the shareholders had acquired the shares for investment and not with a view to distribution to the public.

     All of our shareholders have had a pre-existing personal or business relationship with us or our officers and directors, by reason of a time commitment in business projects with our officers. Further, each of the shareholders have established a pre-existing personal relationship with our officers and directors. Joseph Panganiban and Anita T. Panganiban, Brian Evans and Elizabeth Evans, Robert Lee Collins and Carol Suzanne Collins, David Henry O’Dear and Mary Jo O’Dear, Charles L. Jones and Grace M. Jones and Gary W. Koeberl and Deborah J. Koeberl are husbands and wives. Ramon Robert Acha is the significant other of Pamela Ray Stinson. Laree E. Jones is the daughter of Charles L. Jones and Grace M. Jones.

Item 5.     Indemnification of Directors and Officers

     Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of our directors or officers or its shareholders for damages for breach of fiduciary duty as a director or officer. We may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to our best interests and for acts for which the person had no reason to believe his or her conduct was unlawful. We may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

30.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our officers, directors or persons controlling in pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

     We have been informed that the Securities and Exchange Commission will not issue “no action” letters relating to the resale of securities, i.e., a person who has acquired shares of stock in a Section 4(2) transaction under the Securities Act of 1933, as amended, and who offers and sells the restricted securities without complying with Rule 144 is to be put on notice by the Securities and Exchange Commission that in view of the broad remedial purposes of the Securities Act of 1933, as amended, and the public policy which strongly supports registration under said act, that those individuals will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and the brokers or other person who participate in the transaction do so at their own risk. We have been informed that any indemnification for liabilities arising from such a transaction may also be against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

PART F/S

Financial Statements.

     The following financial statements for the period ended November 30, 2001 and May 31, 2001 are included with to this report and filed as a part thereof.

     1)   Table of Contents
     2)   Independent Auditor’s Report
     3)   Balance Sheets
     4)   Statements of Incomes
     5)   Statements of Stockholders’ Equity
     6)   Statements of Cash Flows
     7)   Notes to Financial Statements

PART III

Item 1.     Exhibit Index

     (3)  Articles of Incorporation and Bylaws

31.

               3.1     Articles of Incorporation

               3.2     Bylaws

     (4)  Stock Certificate

               4.1     Form of certificate evidencing shares of common stock

     (10)  Material Contracts

               10.1     Verio “WARP” Agreement

     (23)  Consents — Experts

               23.1     Consent of Kyle L. Tingle

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2001	PRO-ACTIVE SOLUTIONS, INC.

	By:	/s/ Anita T. Panganiban

Anita T. Panganiban President

32.

PRO-ACTIVE SOLUTIONS, INC.
(A Development Stage Company)

FINANCIAL REPORTS

NOVEMBER 30, 2001
MAY 31, 2001

PRO-ACTIVE SOLUTIONS, INC.
(A Development Stage Company)

CONTENTS

Independent Auditor’s Report

To the Board of Directors
Pro-Active Solutions, Inc.
Las Vegas, Nevada

I have audited the accompanying balance sheet of Pro-Active Solutions, Inc. (A Development Stage Company) as of November 30, 2001 and May 31, 2001 and the related statements of income, stockholders’ equity, and cash flows for the six months ended November 30, 2001 and the years ended May 31, 2001 and 2000, and the period January 14, 2000 (inception) through November 30, 2001. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro-Active Solutions, Inc. (A Development Stage Company) as of November 30, 2001 and May 31, 2001 and the results of its operations and cash flows for the six months ended November 30, 2001, the years ended May 31, 2001 and 2000, and the period January 14, 2000 (inception) through November 30, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has limited operations and has not established any source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

/s/ Kyle L. Tingle
Certified Public Accountant

December 18, 2001
Henderson, Nevada

PRO-ACTIVE SOLUTIONS, INC.
(A Development Stage Company)
BALANCE SHEETS

	November 30,	May 31,
	2001	2001

ASSETS

CURRENT ASSETS
Cash	$8,500	$8,500
Prepaid expenses	$11,925	$13,275

Total current assets	$20,425	$21,775

Total assets	$20,425	$21,775

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Officers advances (Note 5)	$1,829	$394

Total current liabilities	$1,829	$394

STOCKHOLDERS’ EQUITY
Common stock: $.001 par value; authorized 25,000,000 shares; issued and outstanding: 2,200,000 shares at May 31, 2001:	$	$2,200
2,200,000 shares at November 30, 2001;	2,200
Additional Paid In Capital (Notes 2 and 5)	19,800	19,800
Accumulated deficit during development stage	(3,404)	(619)

Total stockholders’ equity	$18,596	$21,381

Total liabilities and stockholders’ equity	$20,425	$21,775

See Accompanying Notes to Financial Statements.

PRO-ACTIVE SOLUTIONS, INC.
(A Development Stage Company)
STATEMENTS OF INCOME

	Six months ended		Years ended		Jan. 14, 2000
					(inception) to
	November 30,	November 30,	May 31,	May 31,	November 30,
	2001	2000	2001	2000	2001

		(unaudited)
Revenues	$0	$0	$0	$0	$0
Cost of revenue	450	0	0	0	450

Gross (loss)	$(450)	$0	$0	$0	$(450)
General, selling and administrative expenses	2,335	0	494	125	2,954

Operating (loss)	$(2,785)	$0	$(494)	$(125)	$(3,404)
Nonoperating income (expense)	0	0	0	0	0

Net (loss)	$(2,785)	$0	$(494)	$(125)	$(3,404)

Net (loss) per share, basic and diluted (Note 2)	$(0.00)	$0.00	$(0.00)	$(0.00)	$(0.00)

Average number of shares of common stock outstanding	2,200,000	2,200,000	2,200,000	2,200,000	2,200,000

See Accompanying Notes to Financial Statements.

PRO-ACTIVE SOLUTIONS, INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS’ EQUITY

				Accumulated
				(Deficit)
	Common Stock		Additional	During
			Paid-In	Development
	Shares	Amount	Capital	Stage

Sale of 2,200,000 shares, March 5, 2000	2,200,000	$2,200	$19,800	$0
Net (loss), May 31, 2000				(125)

Balance, May 31, 2000	2,200,000	$2,200	$19,800	$(125)
Net (loss), May 31, 2001				(494)

Balance, May 31, 2001	2,200,000	$2,200	$19,800	$(619)
Net (loss), November 30, 2001				(2,785)

Balance, November 30, 2001	2,200,000	$2,200	$19,800	$(3,404)

See Accompanying Notes to Financial Statements.

PRO-ACTIVE SOLUTIONS, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

	Six months ended		Years ended		Jan. 14, 2000
					(inception) to
	November 30,	November 30,	May 31,	May 31,	November 30,
	2001	2000	2001	2000	2001

		(unaudited)
Cash Flows From Operating Activities
Net (loss)	$(2,785)	$0	$(494)	$(125)	$(3,404)
Adjustments to reconcile net (loss) to cash (used in) operating activities:
Changes in assets and liabilities
(Increase) decrease in prepaid expenses	1,350	0	(13,275)	0	(11,925)
Increase in officer payable	1,435	0	269	125	1,829

Net cash (used in) operating activities	$0	$0	$(13,500)	$0	$(13,500)

Cash Flows From Investing Activities	$0	$0	$0	$0	$0

Cash Flows From Financing Activities
Issuance of common stock	$0	$0	$0	$22,000	$22,000

Net cash provided by financing activities	$0	$0	$0	$22,000	$22,000

Net increase (decrease) in cash	$0	$0	$(13,500)	$22,000	$8,500
Cash, beginning of period	0	0	22,000	0	0

Cash, end of period	$0	$0	$8,500	$22,000	$8,500

See Accompanying Notes to Financial Statements.

PRO-ACTIVE SOLUTIONS, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
May 31, 2001 and 2000

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Pro-Active Solutions, Inc. (“Company”) was organized January 14, 2000 under the laws of the State of Nevada. The Company currently has limited operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises,” is considered a development stage company.

A summary of the Company’s significant accounting policies is as follows:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of November 30, 2001 and May 31, 2001.

Income taxes

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 “Accounting for Income Taxes.” A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Note 2. Stockholders’ Equity

Common stock

The authorized common stock of the Company consists of 25,000,000 shares with par value of $0.001. On March 5, 2000, the Company authorized and issued 22,000 shares of its no par value common stock in consideration of $22,000 in cash.

The Company has not authorized any preferred stock.

PRO-ACTIVE SOLUTIONS, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
May 31, 2001 and 2000

Note 2. Stockholders’ Equity (continued)

Net loss per common share

Net loss per share is calculated in accordance with SFAS No. 128, “Earnings Per Share.” The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net loss per common share is based on the weighted average number of shares of common stock outstanding of 2,200,000 during the six months ended November 30, 2001 and the years ended May 31, 2001 and 2000, and since inception. As of November 30, 2001, May 31, 2001 and 2000, and since inception, the Company had no dilutive potential common shares.

Note 3. Income Taxes

There is no provision for income taxes for the period ended November 30, 2001, due to the net loss and no state income tax in Nevada, the state of the Company’s domicile and operations. The Company’s total deferred tax asset as of November 30, 2001 is as follows:

Net operating loss carry forward	$3,404
Valuation allowance	$(3,404)

Net deferred tax asset	$0

The net federal operating loss carry forward will expire in tax years from 2016 to 2017. This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

Note 4. Contracts and Agreements

On May 22, 2001, the Company entered into a Web Agent Agreement with Verio, Inc. The Company became a referral partner and hosts a web site to direct customers to the web hosting and registration services of Verio. The non-cancelable agreement requires a payment obligation of $75 per month for a period of two years. The contract allows for three one-year extensions by notifying Verio, Inc. in writing not more than 180 and not less than 90 days from the expiration of the current contract. The Company intends to exercise these extensions. The minimum future contract payments are:

Year End	Contract
May 31,	Payment

2002	$375
2003	900
2004	900
2005	900
2006	900

Total future Obligations	$3,975

PRO-ACTIVE SOLUTIONS, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
May 31, 2001 and 2000

Note 4. Contracts and Agreements (continued)

On May 1, 2001, the Company retained a legal firm, prepaying $13,500 for services related to this contract. Services are to be provided for the three-year term and two one-year renewal periods. The fee is non-refundable and no additional fees will be required in the normal course of business for these services. This fee is amortized over the life of the contract, with extensions.

Note 5. Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. Until the Company has sufficient operations, the stockholders, and the resident agent have committed to advancing the operating costs of the company.

Note 6. Related Party Transactions

The Company neither owns nor leases any real or personal property. The registered agent of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

The Company established a policy that “transactions between the Company and its officers, directors or five percent shareholders, and their respective affiliates, will be on terms no less favorable than those terms which could be obtained from unaffiliated third parties and said transactions will be approved by a majority of the independent and disinterested directors.”

Note 7. Warrants and Options

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.